APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Big C Waffles

Profit and Loss
January - December 2019

	TOTAL
Income	
Sales	23,482.71
Catering	31,877.74
Delivery	53,277.55
Restaurant	103,875.69
Truck	40,062.23
Total Sales	**252,575.92**
Tips	2,051.41
Total Income	**$254,627.33**
Cost of Goods Sold	
Cost of Goods Sold	389.00
Delivery Commission	13,169.84
Delivery Marketing	1,299.35
Food Purchases	56,832.60
Merchant Account Fees	4,658.59
Payroll (deleted)	
Payroll Service Fees (deleted)	3,732.04
Payroll Taxes (deleted)	17,504.13
Total Payroll (deleted)	**21,236.17**
Restaurant Supplies	5,107.48
Truck Fuel	129.36
Workman's Comp	1,137.72
Total Cost of Goods Sold	**$103,960.11**
GROSS PROFIT	**$150,667.22**
Expenses	
Advertising and Promotion	1,849.83
Automobile Expenses	221.06
Bank Service Charges	1,025.47
Business Licenses and Permits	697.74
Employee Relations	237.30
Equipment Expense	857.14
Food Truck	3,470.18
Total Equipment Expense	**4,327.32**
Independent Contractor	3,969.50
Insurance Expense	3,518.47
Interest Paid	221.57
Meal	57.04
Office Supplies	352.92

Big C Waffles

Profit and Loss

January - December 2019

	TOTAL
Payroll Expenses	5,913.00
Wages	64,731.52
Total Payroll Expenses	**70,644.52**
Postage & Delivery	310.19
Rent Expense	29,534.26
Repairs and Maintenance	2,058.06
Telephone/Cable	934.93
Travel	5,198.65
Uniforms	429.53
Utilities	
Electric	6,679.36
Gas	1,274.57
Water	1,205.35
Total Utilities	**9,159.28**
Total Expenses	**$134,747.64**
NET OPERATING INCOME	**$15,919.58**
Other Income	
Interest Income	1.51
Total Other Income	**$1.51**
Other Expenses	
Ask My Accountant	5,390.31
Total Other Expenses	**$5,390.31**
NET OTHER INCOME	**$ -5,388.80**
NET INCOME	**$10,530.78**

Big C Waffles

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Coastal Federal Bus. Savings	1,920.57
Coastal Federal Credit Union	131.54
Wells Fargo Bus. Mkt Rate Savin	-25.00
Wells Fargo Business	14.79
Total Bank Accounts	**$2,041.90**
Other Current Assets	
Food Inventory	200.00
Total Other Current Assets	**$200.00**
Total Current Assets	**$2,241.90**
TOTAL ASSETS	**$2,241.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Sams Club Credit Card	9,899.98
Total Credit Cards	**$9,899.98**
Other Current Liabilities	
Due to/from Carl Richardson	-177.50
Sales Tax Payable	2,788.89
Square Advance	4,031.09
Total Other Current Liabilities	**$6,642.48**
Total Current Liabilities	**$16,542.46**
Total Liabilities	**$16,542.46**
Equity	
Opening Balance Equity	3,356.75
Owners Equity	-17,198.42
Shareholders Distribution	-10,989.67
Net Income	10,530.78
Total Equity	**$ -14,300.56**
TOTAL LIABILITIES AND EQUITY	**$2,241.90**

Big C Waffles

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Coastal Federal Bus. Savings	451.75
Coastal Federal Credit Union	2,737.61
Wells Fargo Bus. Mkt Rate Savin	75.00
Wells Fargo Business	2.22
WoodForest Checking- Big C Waffles Cares	3,650.14
Total Bank Accounts	**$6,916.72**
Other Current Assets	
Food Inventory	200.00
Uncategorized Asset	-96.80
Undeposited Funds	8,482.50
Total Other Current Assets	**$8,585.70**
Total Current Assets	**$15,502.42**
TOTAL ASSETS	**$15,502.42**

Big C Waffles

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,530.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Food Inventory	-200.00
Sams Club Credit Card	-15,507.98
Due to/from Carl Richardson	-177.50
Sales Tax Payable	2,788.89
Square Advance	4,031.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,065.50**
Net cash provided by operating activities	**$1,465.28**
NET CASH INCREASE FOR PERIOD	**$1,465.28**
Cash at beginning of period	576.62
CASH AT END OF PERIOD	**$2,041.90**

Big C Waffles

Profit and Loss
January - December 2020

	TOTAL
Income	
Big C Products	610.39
Apparel	120.22
Total Big C Products	**730.61**
Sales	2,240.05
Catering	3,787.26
Delivery	57,743.88
Restaurant	221,555.00
Square Discounts Given	-7,931.38
Square Refunds	-451.63
Total Restaurant	**213,171.99**
Truck	3,796.13
Total Sales	**280,739.31**
Tips	-18.00
Total Income	**$281,451.92**
Cost of Goods Sold	
Big C Waffles Products	82.92
Apparel	389.50
Food	1,013.04
Total Big C Waffles Products	**1,485.46**
Cost of Goods Sold	13.96
Delivery Commission	9,232.68
Delivery Marketing	3,051.05
Food Purchases	81,101.99
Merchant Account Fees	600.69
Payroll (deleted)	
Payroll Service Fees (deleted)	2,291.22
Payroll Taxes (deleted)	11,201.49
Total Payroll (deleted)	**13,492.71**
Restaurant Supplies	4,710.41
Truck Fuel	3,002.28
Vendor Fees	1,553.10
Workman's Comp	862.84
Total Cost of Goods Sold	**$119,107.17**
GROSS PROFIT	**$162,344.75**
Expenses	
2019 Sales Tax	7,535.00
Advertising and Promotion	4,876.01

Big C Waffles

Profit and Loss
January - December 2020

	TOTAL
Apps and Subscriptions	87.00
Bank Service Charges	806.46
Business Licenses and Permits	202.00
Employee Relations	434.12
Equipment Expense	722.33
Food Truck	4,061.46
Total Equipment Expense	**4,783.79**
Independent Contractor	1,842.00
Insurance Expense	3,639.53
Interest Paid	1,859.68
Meal	411.68
Office Supplies	317.79
Payroll Expenses	
Wages	77,202.75
Total Payroll Expenses	**77,202.75**
Postage & Delivery	236.89
Professional Fees	13,099.48
Property Taxes	51.45
Rent Expense	39,809.43
Repairs and Maintenance	3,708.27
Square Processing Fees	5,000.46
Telephone/Cable	89.00
Travel	1,368.37
Uncategorized Expense	-2.30
Uniforms	746.86
Utilities	2,942.12
Electric	7,316.99
Gas	1,404.18
Internet	894.84
Water	1,456.76
Total Utilities	**14,014.89**
Total Expenses	**$182,120.61**
NET OPERATING INCOME	**$ -19,775.86**
Other Income	
Big C Cares Donations	3,992.02
Interest Income	1.76
Other Income	40,991.98
Total Other Income	**$44,985.76**

	TOTAL
Other Expenses	
Reconciliation Discrepancies	25.00
Total Other Expenses	**$25.00**
NET OTHER INCOME	**$44,960.76**
NET INCOME	**$25,184.90**

Big C Waffles

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Sams Club Credit Card	6,553.39
Total Credit Cards	**$6,553.39**
Other Current Liabilities	
Capital Loan	-2,247.14
Due to/from Carl Richardson	-7,177.50
Loan	-4,628.67
Loan From Brenda Richardson	2,800.00
NC DOR Payable	-13,554.68
On Deck	-4,320.00
Payroll Liabilities	412.80
Sales Tax Payable	3,887.52
Samson Horus	-5,974.98
Square Advance	6,331.23
Square Gift Cards	499.94
Square Tips	2,577.77
Wood Forest Line of Credit	2,500.00
Total Other Current Liabilities	**$ -18,893.71**
Total Current Liabilities	**$ -12,340.32**
Long-Term Liabilities	
SBA EIDL Loan	28,500.00
Total Long-Term Liabilities	**$28,500.00**
Total Liabilities	**$16,159.68**
Equity	
Opening Balance Equity	3,420.75
Owners Draw	-11,605.60
Owners Equity	-6,667.64
Shareholders Distribution	-10,989.67
Net Income	25,184.90
Total Equity	**$ -657.26**
TOTAL LIABILITIES AND EQUITY	**$15,502.42**

Big C Waffles

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	24,799.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Uncategorized Asset	96.80
Accounts Payable (A/P)	386.06
Sams Club Credit Card	-3,346.59
Capital Loan	-2,247.14
Due to/from Carl Richardson	-7,000.00
Loan	-4,628.67
Loan From Brenda Richardson	2,800.00
NC DOR Payable	-13,555.06
On Deck	-4,320.00
Payroll Liabilities	412.80
Sales Tax Payable	1,098.63
Samson Horus	-5,974.98
Square Advance	2,300.14
Square Gift Cards	500.00
Square Tips	2,577.76
Wood Forest Line of Credit	2,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,400.25**
Net cash provided by operating activities	**$ -3,601.08**
FINANCING ACTIVITIES	
SBA EIDL Loan	28,500.00
Opening Balance Equity	64.00
Owners Draw	-11,605.60
Net cash provided by financing activities	**$16,958.40**
NET CASH INCREASE FOR PERIOD	**$13,357.32**
Cash at beginning of period	2,041.90
CASH AT END OF PERIOD	**$15,399.22**

I, Carl Richardson, certify that:

1. The financial statements of Big C Waffles included in this Form are true and complete in all material respects; and
2. The tax return information of Big C Waffles included in this Form reflects accurately the information reported on the tax return for Big C Waffles for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Carl Richardson*

Name: Carl Richardson

Title: Owner